

14041854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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8-	51873 67435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/13_____ AND ENDING _____12/31/13_____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ____Alternative Investment Services, LLC____

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

____141 West Jackson, Suite 1320A____
(No. and Street)

____Chicago____   ____Illinois____   ____60604____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

____James Baer____   ____(312) 264-4343____
                                                      (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

____Kehlenbrink, Lawrence & Pauckner____
(Name - if individual, state last, first, middle name)

____6296 Rucker Road, Suite G____   ____Indianapolis____   ____Indiana____   ____46220____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   *P*otential persons who are to respond to the collection of
                                information contained in this form are not required to respond
                                unless the form displays a currently valid OMB control number.

RcGle

OATH OR AFFIRMATION

I, _____ James Baer _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Alternative Investment Services, LLC _____ , as of _____ December 31 _____ , 20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

```
Official Seal
Denise  Poling
Notary Public State of Illinois
My Commission Expires 08/16/2015
```

_____
Notary Public

_____
Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Alternative Investment Services, LLC

Independent Auditors' Report

We have audited the accompanying financial statements of Alternative Investment Services, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Alternative Investment Services, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 5, 2014

Alternative Investment Services, LLC

Statement of Financial Condition

		December 31, 2013		December 31, 2012
Assets				
Cash and cash equivalents	$	53,823	$	53,710
Prepaid expense		1,829		61
Receivable from related party		4,579		2,775
Total Assets	$	60,231	$	56,546
Liabilities and Member's Equity				
Liabilities				
Payable to related parties	$	450	$	4,113
Accrued expenses		5,250		5,000
Total liabilities		5,700		9,113
Member's Equity		54,531		47,433
Total Liabilities and Member's Equity	$	60,231	$	56,546

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Income

	Years Ended	
	December 31, 2013	December 31, 2012
Revenues		
Distribution fee income	$ 60,297	$ 86,505
Dividends	5	3
Total revenues	60,302	86,508
Operating Expenses		
Commission expense	38,959	55,844
Professional fees	5,500	6,202
Employee Expense	5,247	-
Travel	825	1,554
Regulatory and compliance	1,750	1,560
Miscellaneous	923	1,017
Total operating expenses	53,204	66,177
Net Income	$ 7,098	$ 20,331

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Changes in Member's Equity

	December 31, 2013		December 31, 2012	
Balance at the beginning of the period	$	47,433	$	82,102
Net income		7,098		20,331
Member withdrawals		-		(55,000)
Balance at the end of the period	$	54,531	$	47,433

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Cash Flows

	Years Ended	
	December 31, 2013	December 31, 2012
Operating Activities		
Net income	7,098	$ 20,331
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Prepaid expenses	(1,768)	(61)
Payable to/receivable from related parties	(5,467)	1,046
Accounts payable and accrued expenses	250	(1,253)
Net Cash Provided in Operating Activities	113	20,062
Financing Activities		
Member withdrawals		(55,000)
Net Cash Used in Financing Activities	-	(55,000)
Increase (Decrease) in Cash and Cash Equivalents	113	(34,938)
Cash and Cash Equivalents at Beginning of Year	53,710	88,648
Cash and Cash Equivalents at End of Year	53,823	$ 53,710

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Notes To Financial Statements
December 31, 2013

Note 1- Significant Accounting Policies

Description of Business
Alternative Investment Services, LLC is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in general brokerage and financial service activities. The Company will continue in existence until December 21, 2043, unless dissolved before then.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Statement of Cash Flows
Cash and cash equivalents consist of a money market account. The Company does not pay income taxes. The Company did not pay any interest costs in 2013 or in 2012.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the member rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years prior to 2009 are no longer subject to tax examinations.

Note 2 - Concentrations of Credit Risk

The balance in cash and cash equivalents is a money market account which is not insured against loss.

All of the distribution fee income came from transactions related to one family of funds.

Alternative Investment Services, LLC

Notes To Financial Statements
December 31, 2013

Note 3 – Related Party Transactions

As of January 1, 2010, the Company is a fully owned subsidiary of Price Holdings, Inc. Price Asset Management (PAM) Uhlmann Price Securities, LLC (UPS) and Price Futures Group (PFG) are also fully owned subsidiaries of Price Holdings, Inc. All of the Company's revenues resulted from fee sharing arrangements with PAM. These revenues are collected by UPS and then paid to the Company periodically. Receipts collected on behalf of the Company by UPS were $21,338 and $30,661 in 2013 and in 2012, respectively. UPS and PFG pay most of the Company's costs of operation. These costs are regularly reimbursed by the Company. Costs reimbursed totaled $9,686 and $4,113 in 2013 and in 2012, respectively.

UPS owed the Company $4,579 as of December 31, 2013 and the Company owed UPS $1,338 as of December 31, 2012.. The Company owed PFG $450 and $0 as of December 31, 2013 and 2012 respectively.

Note 4 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2013, the Company had net capital of $47,047, which was $42,047 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 12.1%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2013 unaudited Focus report and this report.

Alternative Investment Services, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2013

Net Capital

Member's equity	$	54,531
Less: Nonallowable assets		6,408
Net capital before haircuts on security positions		48,123
Haircuts on securities		1,076
Net capital	$	47,047

Aggregate Indebtedness	$	5,700
Net capital required based on aggregate indebtedness	$	380

Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	42,047
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	41,047
Percentage of Aggregate Indebtedness to Net Capital		12.1%



Kehlenbrink Lawrence Pauckner
Certified Public Accountants

Board of Directors
Alternative Investment Services, LLC

In planning and performing our audit of the financial statements of Alternative Investment Services, LLC, as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
February 5, 2014